C&F FINANCIAL CORPORATION

October 15, 2019

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. David Lin

Re:                             C&F Financial Corporation

Registration Statement on Form S-4

File No. 333-233970

Dear Mr. Lin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), C&F Financial Corporation hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective under the Securities Act at 4:00 p.m., Eastern Time, on Friday, October 18, 2019, or as soon thereafter as practicable.

Please contact Scott H. Richter of Williams Mullen at (804) 420-6221 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.  Thank you for your assistance.

Very truly yours,

/s/ Jason E. Long
Jason E. Long
Senior Vice President, Chief Financial Officer and Secretary